UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Goldman Sachs Private Credit Corp.

(Name of Subject Company (Issuer))

Goldman Sachs Private Credit Corp.

(Name of Filing Persons (Offeror and Issuer))

Class I Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Caroline Kraus

Stanley Matuszewski

Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

(312) 655-4419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Joshua Wechsler, Esq.	Thomas J. Friedmann, Esq.
Fried, Frank, Harris, Shriver &	William J. Bielefeld, Esq.
Jacobson LLP	Darius I. Ravangard, Esq.
One New York Plaza	Dechert LLP
New York, New York 10004	One International Place
Telephone: (212) 859-8000	40th Floor
Facsimile: (212) 859-4000	100 Oliver Street
Boston, MA 02110
Telephone: (617) 728-7100
Facsimile: (617) 426-6567

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on November 17, 2023 by Goldman Sachs Private Credit Corp. (the “Fund”) in connection with an offer by the Fund to purchase up to 2,142,382 of its outstanding Class I shares of common stock, par value $0.001 per share (the “Shares”), at a price equal to the net asset value per Share as of December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, dated November 17, 2023 (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The Offer expired at 11:59 p.m., Eastern Time, on December 15, 2023. No Shares were tendered by stockholders in connection with the Offer and, as a result, the Fund has accepted no Shares for purchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDMAN SACHS PRIVATE CREDIT CORP.

Dated: February 5, 2024	By:	/s/ Stanley Matuszewski
Name: Stanley Matuszewski
Title: Chief Financial Officer and Treasurer